PAN ASIA MINING CORP.
[GRAPHIC  OMITTED]




Via Fax 202-942-9528
--------------------

                                                              September 20, 2002


Securities and Exchange Commission
Washington, D.C.
20549-0405

Attention:  Mr. H. Roger Schwall
            Assistant Director
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                                     Ref:  Registration Statement on  Form 20-F
                                           File No. 0-49714 Filed July 24, 2002
                                     ------------------------------------------

Dear  Mr.  Schwall:

Thank you for your letter dated August 23, 2002 regarding our Form 20-F filed on July 24, 2002.

We wish to inform you that we are unable to response to your comments before the Form 20-F become effective on September 22, 2002. Consequently, we request that our Form 20-F be withdrawn immediately.

Thank you for your kind attention to this matter.



Yours  sincerely,


"Albert  Wu"

Albert  Wu
Corporate Treasurer and Corporate Secretary




       SUITE 3502 - 1128 ALBERNI STREET, VANCOUVER, B.C., CANADA, V6E 4R6
 TELEPHONE: (604) 608 - 6686 / TOLL FREE: 1-888-328-8833 / FAX: (604) 608 - 6687
        Email:panasiamining@attcanada.net   Website:www.panasiagroup.com
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